SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

GigaCloud Technology Inc

(Name of Issuer)

Class A Ordinary shares, $0.05 par value per share

(Title of Class of Securities)

G38644 103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38644 103	Page 1

1	Name of Reporting Person JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,211,333
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,211,333
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,211,333(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4% (2)
12	Type of Reporting Person CO

(1)

Represents 4,211,333 Class A ordinary shares held by Honeysuckle Creek Limited, a company incorporated in the British Virgin Islands. Honeysuckle Creek Limited is wholly owned by JD.com Investment Limited, which is a wholly-owned subsidiary of JD.com, Inc.

(2)

Calculated based on a total of 40,684,546 outstanding ordinary shares (being the sum of 31,357,814 Class A ordinary shares and 9,326,732 Class B ordinary shares), as disclosed in Exhibit 99.1 in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2022.

CUSIP No. G38644 103	Page 2

1	Name of Reporting Person JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,211,333
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,211,333
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,211,333(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4% (2)
12	Type of Reporting Person CO

(1)

Represents 4,211,333 Class A ordinary shares held by Honeysuckle Creek Limited, a company incorporated in the British Virgin Islands. Honeysuckle Creek Limited is wholly owned by JD.com Investment Limited, which is a wholly-owned subsidiary of JD.com, Inc.

(2)

Calculated based on a total of 40,684,546 outstanding ordinary shares (being the sum of 31,357,814 Class A ordinary shares and 9,326,732 Class B ordinary shares), as disclosed in Exhibit 99.1 in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2022.

CUSIP No. G38644 103	Page 3

1	Name of Reporting Person Honeysuckle Creek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,211,333
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,211,333
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,211,333(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4% (2)
12	Type of Reporting Person CO

(1)

Represents 4,211,333 Class A ordinary shares held by Honeysuckle Creek Limited, a company incorporated in the British Virgin Islands. Honeysuckle Creek Limited is wholly owned by JD.com Investment Limited, which is a wholly-owned subsidiary of JD.com, Inc.

(2)

Calculated based on a total of 40,684,546 outstanding ordinary shares (being the sum of 31,357,814 Class A ordinary shares and 9,326,732 Class B ordinary shares), as disclosed in Exhibit 99.1 in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2022.

CUSIP No. G38644 103	Page 4

Item 1(a).	Name of Issuer: GigaCloud Technology Inc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Unit A, 12/F, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong

Item 2(a).	Name of Person Filing: JD.com, Inc.; JD.com Investment Limited; and Honeysuckle Creek Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is c/o 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, the People’s Republic of China

Item 2(c)	Citizenship: JD.com, Inc. – Cayman Islands JD.com Investment Limited – British Virgin Islands Honeysuckle Creek Limited – British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, $0.05 par value per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of the Class A ordinary shares and holders of the Class B ordinary shares have the same rights, except for voting and conversion rights. In respect of matters requiring a shareholders’ vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. The Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Issuer’s shareholders, except as may otherwise be required by law. Each Class B ordinary share will be convertible into one Class A ordinary share at any time, by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares at any time, under any circumstances.

Item 2(e).	CUSIP Number: G38644 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable

CUSIP No. G38644 103	Page 5

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of class*	Percent of aggregate voting power†	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
JD.com, Inc.	4,211,333	(1)	10.4%	3.4%	4,211,333	(1)	0	4,211,333	(1)	0
JD.com Investment Limited	4,211,333	(1)	10.4%	3.4%	4,211,333	(1)	0	4,211,333	(1)	0
Honeysuckle Creek Limited	4,211,333	(1)	10.4%	3.4%	4,211,333	(1)	0	4,211,333	(1)	0

*

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 40,684,546 outstanding ordinary shares of the Issuer outstanding (being the sum of 31,357,814 Class A ordinary shares and 9,326,732 Class B ordinary shares), as disclosed in Exhibit 99.1 in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2022.

†

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Each Class B ordinary share will be convertible into one Class A ordinary share at any time, by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares at any time, under any circumstances.

(1)

Represents 4,211,333 Class A ordinary shares held by Honeysuckle Creek Limited, a company incorporated in the British Virgin Islands. Honeysuckle Creek Limited is wholly owned by JD.com Investment Limited, which is a wholly-owned subsidiary of JD.com, Inc.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

JD.com, Inc.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Financial Officer

JD.com Investment Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title: Director

Honeysuckle Creek Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement